Exhibit 8

Suite 2800 1100 Peachtree St.
Atlanta GA 30309-4530
t 404 815 6500 f 404 815 6555
www.KilpatrickStockton.com

September 8, 2004

direct dial 404 815 6539
direct fax 404 541 3173
SDayan@KilpatrickStockton.com

Eagle National Bank
850 Eagles Landing Parkway
Stockbridge, Georgia 30281

Ladies and Gentlemen:

        We have been requested to render our opinion expressed below in connection with the proposed merger (the "Merger") of Eagle National Bank ("Eagle"), a bank chartered under the laws of the United States, with and into United Community Bank ("UCB Georgia"), a Georgia bank and wholly-owned subsidiary of United Community Banks, Inc. ("United"), a Georgia corporation, with UCB Georgia being the surviving entity, pursuant to the terms and conditions of that certain Agreement and Plan of Reorganization dated August 2, 2004, (the "Agreement"), by and between Eagle and United. Unless otherwise indicated, terms used herein shall have the same meaning as defined in the Agreement.

        In rendering our opinion, we have examined the Agreement, the Merger Agreement, applicable law, regulations, rulings and decisions.

        Our opinions set forth below are subject to the following assumptions, qualifications, and exceptions:

          A.    During the course of all of the foregoing examinations, we have assumed (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the legal capacity of all individuals, (iv) the conformity to original documents of all documents submitted to us as certified, conformed, or photo static copies, and (v) the authority of each person or persons who executed any document on behalf of another person.

          B.    As to various factual matters that are material to our opinions set forth herein, we have relied upon the factual representations and warranties set forth in the Agreement and related documents. We have not independently verified, nor do we assume any responsibility for, the factual accuracy or completeness of any such representations, warranties, statements, or certificates.

        Based on and in reliance on the foregoing and the further qualifications set forth below, and provided that the Merger is consummated in accordance with the Agreement, it is our opinion that:

  1.
  The Merger and the issuance of shares of United common stock in connection therewith, as described in the Agreement, will constitute a tax-free reorganization under Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code").

  2.
  No gain or loss will be recognized by holders of Eagle Stock upon the exchange of such stock for United Stock as a result of the Merger.

  3.
  Gain or loss will be recognized pursuant to Section 302 of the Code by holders of Eagle Stock upon their receipt of cash consideration in addition to shares of United Stock, upon their receipt of cash in lieu of the cash payment and fractional shares of United Stock, and upon their exercise of dissenters' rights.

  4.
  No gain or loss will be recognized by Eagle as a result of the Merger.

  5.
  The aggregate tax basis of United Stock received by shareholders of Eagle pursuant to the Merger will be the same as the tax basis of the shares of Eagle Stock exchanged therefor, (i) decreased by any portion of such tax basis allocated to fractional shares of United Stock that are treated as redeemed by United, (ii) decreased by the amount of cash received by a shareholder in the Merger (other than cash received with respect to fractional shares), and (iii) increased by the amount of gain recognized by an Eagle shareholder in the Merger (other than cash received with respect to fractional shares).

  6.
  The holding period of the shares of United Stock received by the shareholders of Eagle will include the holding period of the shares of Eagle Stock exchanged therefor, provided that the stock of Eagle is held as a capital asset on the date of the consummation of the Merger.

        In general, cash received by holders of Eagle Stock exercising their dissenters' rights will be treated as amounts received from the sale of their shares of Eagle Stock, and (provided that such Eagle Stock is a capital asset in the hands of such shareholders) each such shareholder will recognize capital gain or loss (short or long term, as appropriate) measured by the difference between the sale price of such Eagle Stock and such shareholder's tax basis in such Eagle Stock.

        We express no opinion as to the following: (a) the tax consequences that might be relevant to a particular holder of Eagle Stock who is subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons, persons who do not hold their Eagle Stock as "capital assets" within the meaning of section 1221 of the Code, and persons who acquired their Eagle Stock pursuant to the exercise of options or otherwise as compensation, or (b) other than the validity of the Merger for state law purposes and its qualification as a tax free reorganization under Section 368(a)(2)(D) of the Code, any consequences arising under the laws of any state, locality, or foreign jurisdiction.

        This letter is solely for the information and use of you and the shareholders of Eagle and it is not to be used, circulated, quoted, or referred to for any other purpose or relied upon by any other person for whatever reason without our prior written consent.

Sincerely,
KILPATRICK STOCKTON LLP
By:	/s/ SCOTT M. DAYAN Scott M. Dayan, a Partner